Item 27. Exhibit (d) ix.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

ERISA TAX-SHELTERED ANNUITY ENDORSEMENT

The Contract to which this Endorsement is attached is issued as a Tax-Sheltered Annuity (TSA) under Section 403(b) of the Internal Revenue Code of 1986, as amended, and the Income Tax Regulations thereunder (I.R.C.). The Contract is also subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All provisions of the Contract and this Endorsement shall be interpreted in accordance with qualification as a TSA. All Contract Owner and beneficiary requests and elections in connection with the Contract must be timely made in a form and manner acceptable to the Company. Where appropriate, the word “Certificate” shall be substituted for the word “Contract,” and the word “Participant” shall be substituted for the word “Owner” or “Contract Owner”. The effective date of this Endorsement is the Issue Date shown on the Contract Schedule. If this Endorsement is replacing an existing TSA Endorsement, this Endorsement is effective as of the date of the replacement.

(1)	The interest of the Contract Owner is nontransferable within the meaning of I.R.C. Section 401(g) and, except as permitted by federal tax law, is nonforfeitable. In particular, the Contract may not be sold, assigned, discounted, or pledged as collateral for a loan (other than a loan described in Section (4) of this Endorsement) or as security for the performance of any obligation or for any other purpose, to any person other than to the Company.

(2)	Any distribution from the Contract may only be made if permitted under the terms of the Contract owner’s TSA plan. Additionally, any amounts in the Contract attributable to contributions made after December 31, 1988, pursuant to a salary reduction agreement and the earnings on such contributions and on amounts held on December 31, 1988, shall not be distributed unless the Contract Owner has reached age 59 1/2, separated from service (or, if after 12/31/01, has a severance from employment), died, become disabled (within the meaning of I.R.C. Section 72(m)(7), or incurred a hardship (in accordance with I.R.C. Section 403(b)(11) and as provided by the Company); provided, that amounts permitted to be distributed in the event of hardship shall be limited to actual salary reduction contributions (excluding earnings thereon); and provided further, that amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by I.R.C. Section 414(p).

Any distribution of Purchase Payments made attributable to employer contributions into a contract issued after 12/31/09 are subject to the contract owner’s specific TSA plan requirements.

(3)	In addition to the distribution restrictions above, if the Contract Owner is married, the notarized written consent of the Contract Owner’s spouse is required within 90 days prior to the date any distribution is made from this Contract. The Company must receive written notice of any change in the Contract Owner’s marital status.

(4)	Any loan under the Contract may only be made if permitted under the terms of the contract owner’s specific TSA plan. If loans are permitted under the TSA plan, any loan under the contract will be subject to the requirements of I.R.C. Section 72(p) and applicable regulations, as well as ERISA requirements.

(5)	The Contract Owner’s entire interest in this Contract shall be distributed as required under I.R.C. Section 403(b)(10), including the requirement that payments to persons other than the Contract Owner are incidental.

Except as otherwise provided by federal tax law, the term “required beginning date” as used in this Endorsement means April 1 of the calendar year following the later of (1) the calendar year in which the Contract Owner attains age 70 1/2; (2) the calendar year in which the Contract Owner retires; or (3) such later date to the extent permitted by law. However, except in the case of a Contract Owner whose interest in this Contract is on account of his or her participation in a governmental plan (as defined in I.R.C. Section 414(d) or church plan (as defined in I.R.C. Section 401(a)(9)(C)), for a Contract Owner who is a 5-percent owner (as defined in I.R.C. Section 416) of the organization described in Section (15) of this Endorsement with respect to the plan year ending in the calendar year in which the Contract Owner attains age 70 1/2, the required beginning date means April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2.

Unless otherwise permitted under applicable federal tax law, the Contract Owner’s entire interest in this Contract will be distributed, or commence to be distributed, no later than the required beginning date, over (a) the life of the Contract Owner or the lives of the Contract Owner and his or her designated beneficiary (within the meaning of I.R.C. Section 401(a)(9)), or (b) a period certain not extending beyond the life expectancy of the Contract Owner or the joint and last survivor expectancy of the Contract Owner and his or her designated beneficiary, as required by law.

If the Contract Owner’s interest is to be distributed over a period greater than one year, the amount to be distributed by December 31 of each year (including the year in which the required beginning date occurs) shall be made in accordance with the requirements of I.R.C. Section 401(a)(9), including the incidental death benefit requirements of I.R.C. Section 401(a)(9)(G), including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Income Tax Regulations, or any successor provision, as required by I.R.C. Section 403(b)(10).

(6)	If the Contract Owner is married, the Contract Owner’s spouse is the Contract beneficiary. However, with written spousal consent, another beneficiary may be designated. If the spouse is not living at the time of the Contract Owner’s death, the Contract Owner’s estate shall be the beneficiary except as otherwise elected.

(7)	Life expectancies will be calculated in accordance with the applicable requirements of the federal tax law, and will be computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations, or subsequently issued successor tables. Life expectancies will not be recalculated after the date values are applied to provide annuity payments. In other cases, life expectancies will not be recalculated except as permitted by law.

(8)	Direct transfers to another contract qualifying under I.R.C. Section 403(b) or to a custodial account qualifying under I.R.C. Section 403(b)(7) may be made only if permitted by the contract owner’s TSA plan and applicable federal tax law. To the extent provided by federal tax law, amounts subject to distribution restrictions under the I.R.C. may only be transferred to such a contract or account with the same or more stringent restrictions. Direct trustee-to-trustee transfers may be made to a defined benefit governmental plan (as defined in I.R.C. Section 414(d) as provided in I.R.C. 403(b)(13).

(9)	A distributee may elect, at the time and in the manner prescribed by the Company, to have any portion of an “eligible rollover distribution” paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

A distributee, within the meaning of this Section (9), includes a Contract Owner or a Contract Owner who is a former employee of an organization described in I.R.C. Section 403(b)(1)(A). In addition, the Contract Owner’s surviving spouse and the Contract Owner’s spouse or former spouse who is the alternate payee under a Qualified Domestic Relations Order (as defined in I.R.C. Section 414(p)) are distributees within the meaning of this Section (9) with regard to the interest of the spouse or former spouse.

An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include (1) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint and survivor expectancies) of the distributee and the distributee’s designated beneficiary, or for a specified period of ten years or more; (2) any distribution to the extent such distribution is required under I.R.C. Section 401(a)(9); (3) the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); (4) any hardship distribution described in I.R.C. Section 403(b)(11) or I.R.C. Section 403(b)(7)(A)(ii) made to the Contract Owner after 1998; and (5) any other distribution(s), or portions thereof, to the extent provided under published federal income tax guidance.

To the extent permitted by Federal tax law, a portion of a distribution shall not fail to be an eligible rollover distribution for purposes of this Section (7) merely because the portion consists of after-tax employee contributions which are not includible in gross income. However, such after-tax portion may be transferred only to an eligible retirement plan that is permitted by law to accept such contributions. If required by law, the receiving plan must agree to separately account for amounts so transferred, including separately accounting for the portion of the distribution which is includible in gross income and the portion of the distribution which is not so includible. Also, any amount that is distributed on account of hardship shall not be an eligible rollover distribution and the Contract Owner may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.

An eligible retirement plan is an annuity described in I.R.C. Section 403(b), an individual retirement account described in I.R.C. Section 408(a), an individual retirement annuity described in I.R.C. Section 408(b), a qualified plan under I.R.C. Sections 401(a) or 403(a) and an eligible plan under I.R.C. Section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for amounts transferred into such plan from this Contract. The definition of eligible retirement plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in I.R.C. Section 414(p).

A direct rollover is a payment by the Company to the eligible retirement plan specified by the distributee. All eligible rollover distributions shall be made in accordance with the requirements of I.R.C. Sections 403(b)(8), 403(b)(10), and 401(a)(31) applicable to TSAs. This Section (9) applies to all eligible rollover distributions made after December 31, 1992.

(10)	The provisions of this Endorsement reflecting the requirements of I.R.C. Sections 401(a)(9) and 403(b)(10) override any payment option, Settlement Option, or annuity option which is inconsistent with such requirements.

If guaranteed payments are to be made under the Contract, the period over which the guaranteed payments are to be made must not exceed the period permitted under Q&A-3 of Section 1.401(a)(9)-6 of the Income Tax Regulations (except as otherwise provided by applicable federal tax law).

Payments must be made in periodic intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in applicable federal tax law.

All Payments made under a joint and survivor option after the Contract Owner’s death while the joint annuitant is alive must be made to the joint annuitant. A joint and last survivor annuity option providing periodic payments to the surviving Annuitant that are the same amount as the periodic payments made during the joint lifetime of the two Annuitants is available only if the joint Annuitant is the Contract Owner’s spouse or an individual who is not more than 10 years younger than the Contract Owner. In addition, a joint and two-thirds survivor annuity option providing periodic payments to the surviving Annuitant computed on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime of the two Annuitants is available only if the joint Annuitant is the Contract Owner’s spouse or an individual who is not more than 24 years younger than the Contract Owner.

(11)	Unless otherwise permitted under applicable federal tax law, if the Contract Owner dies after distribution of his or her interest in the Contract has begun, the remaining portion of such interest (if any) will be distributed at least as rapidly as under the method of distributions being used as of the date of the Contract Owner’s death.

Unless otherwise permitted under applicable federal tax law, if the Contract Owner dies before distribution of his or her interest in the Contract has begun, the Owner’s entire interest will be distributed in accordance with one of the following three provisions:

(a)	The Contract Owner’s entire interest in the Contract will be distributed by December 31 of the calendar year containing the fifth anniversary of the Contract Owner’s death, unless the designated beneficiary elects to receive the entire interest under (b) or (c) below.

(b)	If the Contract Owner’s interest is payable to a designated beneficiary, except as provided in (c) below, the designated beneficiary may elect to receive the entire interest over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Contract Owner died. Such election by the designated beneficiary must be irrevocable and must be made no later than December 31 of the calendar year immediately following the calendar year in which the Contract Owner died.

(c)	If the designated beneficiary in (b) above is the Contract Owner’s surviving spouse, the surviving spouse may elect to receive the entire interest in equal or substantially equal payments over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date on or before the later of (i) December 31 of the calendar year immediately following the calendar year in which the Contract Owner died, or (ii) December 31 of the calendar year in which the Contract Owner would have attained age 70 1/2. Such election by the surviving spouse must be irrevocable and must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Contract Owner’s death, or the date distributions are required to begin pursuant to the preceding sentence.

If the surviving spouse dies before distributions begin, the limitations of this Section (11) (without regard to this subsection (c)) will be applied as if the surviving spouse were the Contract Owner.

Distributions under this Section (11) are considered to have begun if distributions are made on account of the Contract Owner reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to the Contract Owner over a period permitted and in an annuity form acceptable under I.R.C. Section 401(a)(9).

If the Contract Owner dies before the Annuity Date and is married on the date of death, distribution of the death benefit will be made to the surviving spouse under the fixed income form of Option B, except as otherwise elected with spousal consent on or after the first day of the calendar year in which the Contract Owner attained age 35.

(12)	Purchase Payments to the Contract may be made only to the extent (i) such payments are permitted under the Contract Owner’s TSA plan and (ii) the Company and the Contract are approved to receive contributions under the TSA plan or relevant information sharing agreement. Additionally, purchase Payments must be made by an organization described in I.R.C. Section 403(b)(1)(A), except in the case of a rollover contribution under I.R.C. Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16), or a nontaxable TSA exchange from another contract qualifying under I.R.C. Section 403(b) or a custodial account qualifying under I.R.C. Section 403(b)(7). Purchase Payments made pursuant to a Salary Reduction Agreement shall be limited to the extent provided in I.R.C. Section 402(g), except as permitted under I.R.C. Section 414(v), if applicable. Purchase Payments must not exceed the limitations on contributions under I.R.C. Sections 403(b)(2) and 415, as applicable. To the extent Purchase Payments are in excess of the amounts permitted under I.R.C. Sections 402(g), 415, 403(b), or 414(v), if applicable, the Company may distribute amounts equal to such excess as permitted by applicable law and directed by the contract owner or TSA plan.

(13)	The provisions of this Contract will be conformed, if necessary, to assure that this Contract remains a TSA under I.R.C. Section 403(b) and applicable regulations, as amended from time to time.

(14)       Joint or Contingent Owners are not permitted under this Contract.

(15)	The Contract Owner and the Annuitant must be the same person and must be an employee (or former employee) of an organization described in I.R.C. Section 403(b)(1)(A) and for whose benefit the organization established an annuity program under I.R.C. Section 403(b). The Contract Owner and Annuitant cannot be changed, except as otherwise permitted under applicable federal tax law. Except as permitted under Section (9) of this Endorsement, all distributions made while the Contract Owner is alive must be made to the Contract Owner.

(16)	The cost of insurance and method of calculating Purchase Payments and benefits under the Contract are to be based on unisex rates. All references to sex (with regard to rates and benefits) in the Contract are deleted.

(17)	The contract is subject to the terms of the contract owner’s TSA plan, provided the terms of the TSA plan do not expand the terms of the contract and do not impose any responsibilities or duties on the Contact issuer or its affiliates greater than those set forth in the Contract or in any written agreement between the employer and the issuer or its affiliates. Notwithstanding the foregoing, in the event of a conflict between the terms of the contracts and any other terms of the TSA plan, such other terms of the TSA plan shall govern if necessary to ensure compliance with code section 403(b).

Signed for Massachusetts Mutual Life Insurance Company by:

[ ABC ]	[ ABC ]

[SECRETARY]	[PRESIDENT]

TSA ERISA ART 11(NY)	[ ]	12-11